SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of October 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Yes  ☐               No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Yes  ☐               No  ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
     Yes  ☐               No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On October 11, 2007, Telvent Housing S.A. (“Telvent Housing”), a wholly-owned subsidiary of Telvent GIT, S.A. (the “Company”), entered into agreements for the sale and leaseback of certain equipment owned by Telvent Housing located in four data centers in Spain operated by Telvent Housing, including the power, air conditioning, fire detection and protection systems, communications network equipment and security and control systems and all associated connections and other works (collectively, the “Equipment”).
     Telvent Housing entered into a Sale Agreement (the “Sale Agreement”) with ING Lease (Espana) E.F.C., S.A. (“ING”), Credit Agricole Leasing Sucursal En España (“Credit Agricole”) and Bancantabria Inversiones, S.A., E.F.C. (“Bancantabria,” and together, with ING and Credit Agricole, the “Buyers”) under which Telvent Housing sold the Equipment to the Buyers for an aggregate purchase price of
€ 26,154,818.60 plus approximately € 4,184,770.97 in VAT taxes.
     Telvent Housing and the Buyers simultaneously entered into an equipment lease agreement (the “Equipment Lease”) under which Telvent Housing will lease and continue to use the Equipment at the four data center locations. The Equipment Lease has a term of four years, which will expire on October 11, 2011. Telvent Housing must keep the Equipment insured and is responsible for any damage to or loss of the Equipment during the term of the Equipment Lease. Upon the expiration of the term of the Equipment Lease, Telvent Housing will have the option to repurchase the Equipment from the Buyers for a residual value of € 1.00. The option to purchase is exercisable upon 30 days notice to the Buyers provided that all installment payments and other amounts payable under the Equipment Lease have been paid. Under the Equipment Lease, Telvent Housing will be responsible for lease payments in the aggregate amount of € 30,116,945.32 (comprised of forty-seven monthly payments of € 491,213.35 and a final rental payment of € 7,029,918.00), an aggregate payment of € 4,818,717.25 in VAT taxes, and payment of all operational and maintenance expenses associated with the Equipment.
     The Company will guarantee the obligations of Telvent Housing under the Equipment Lease and has executed a guarantee in favor of the Buyers.
     The Company intends to file a copy of the Sale Agreement and the Equipment Lease as exhibits to its Form 10-Q for the third quarter of 2007.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: October 17, 2007